SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. __)*

Navidea Biopharmaceuticals, Inc.
(Name of Issuer)

Neoprobe Corporation
(Former Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

63937X103
(CUSIP Number)

February 20, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,168,434

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,168,434

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,168,434

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [x]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,168,434

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,168,434

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,168,434

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [x]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,486,397

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,486,397

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,486,397

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,486,397

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,486,397

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,486,397

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

14,654,831

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

14,654,831

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,654,831

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [x]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:

Navidea Biopharmaceuticals, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5600 Blazer Parkway
Suite 200
Dublin, OH 43017

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands limited partnership (“PPVA”);

•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”);

•	Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“Platinum Liquid Management”);

•	Platinum Partners Liquid Opportunity Master Fund L.P., a Cayman Islands limited partnership (“PPLO”);

•	Mark Nordlicht, a United States citizen.

The shares of Common Stock reported in this Schedule 13G are held by PPLO and PPVA. Platinum Management is the investment manager and general partner of PPVA. Platinum Liquid Management is the investment manager of PPLO.  Mr. Nordlicht is the Chief Investment Officer of each of Platinum Management and Platinum Liquid Management and may be deemed to have voting and investment control of the shares of Common Stock held by PPLO and PPVA. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock reported herein that he or it does not directly own.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

250 West 55th Street, 14th Floor
New York, NY 10019

Item 2(c).	Citizenship:

PPVA is a limited partnership formed under the laws of the Cayman Islands.

Platinum Management is a limited liability company formed under the laws of the State of Delaware.

Mr. Nordlicht is a citizen of the United States.

Platinum Liquid Management is a limited liability company formed under the laws of the State of Delaware.

PPLO is a limited partnership formed under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number: 63937X103

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                      Ownership.

(a)	Amount beneficially owned:

As of the date hereof,

(i)
PPVA directly owned 12,168,434 shares of Common Stock and owned Series B Convertible Preferred Stock convertible into an additional 9,365,280 shares of Common Stock, which shall automatically convert into Common Stock upon the earlier to occur of: (i) the closing of a firm commitment underwritten public offering of Common Stock pursuant to an effective registration statement under Section 5 of the Securities Act of 1933, as amended, in which the gross cash proceeds to the Issuer (before underwriting discounts, commissions and fees) from such public offering are at least $10,000,000, or (ii) 180 days following the first trading date upon which the Common Stock equals or exceeds $7.00 per share, but excluding from such 180-day period any trading day on which the price is less than $5.00 per share, in each case subject to the limitations of the 9.99% Blocker (described below).  Pursuant to the Certificate of Designations of the Series B Convertible Preferred Stock, each share of Series B Convertible Preferred Stock is convertible into 3,270 shares of Common Stock provided that the conversion would not result in the holder owning more than 9.99% of the Common Stock outstanding at the time of conversion except on 61 days' prior written notice to the Issuer that the holder waives such limitation (the "9.99% Blocker");

(ii)	Platinum Management, as the investment manager and general partner of PPVA, may be deemed to beneficially own the securities owned by PPVA;

(iii)	PPLO directly owned 2,486,397 shares of Common Stock; ,

(iv)	Platinum Liquid Management, as the investment manager of PPLO, may be deemed to beneficially own the securities owned by PPLO; and

(v)	Mr. Nordlicht, as the Chief Investment Officer of Platinum Management and Platinum Liquid Management, may be deemed to beneficially own the securities owned by PPVA and PPLO.

(b)	Percent of Class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 150,740,481 shares of Common Stock outstanding as of October 31, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014. As of the date hereof,

(i)	PPVA owned approximately 8.1% of the outstanding shares of Common Stock, and Platinum Management may be deemed to have beneficially owned approximately 8.1% of the outstanding shares of Common Stock;

(ii)
PPLO beneficially owned approximately 1.6% of the outstanding shares of Common Stock, and Platinum Liquid Management may be deemed to have beneficially owned approximately 1.6% of the outstanding shares of Common Stock; and

(iii)	Mr. Nordlicht may be deemed to have beneficially owned approximately 9.7% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote of Common Stock:

See Cover Pages Items 5-9.

(ii)          Shared power to vote or to direct the vote of Common Stock:

See Cover Pages Items 5-9.

(iii)         Sole power to dispose or to direct the disposition of Common Stock:

See Cover Pages Items 5-9.

(iv)         Shared power to dispose or to direct the disposition of Common Stock:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	February 20, 2015

/s/ Mark Nordlicht
     Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By:  /s/ Daniel Mandelbaum
                            Daniel Mandelbaum,
            Chief Financial Officer

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Daniel Mandelbaum
                           Daniel Mandelbaum,
           Chief Financial Officer

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Daniel Mandelbaum
             Daniel Mandelbaum,
             Chief Financial Officer

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:  /s/ Daniel Mandelbaum
            Daniel Mandelbaum,
            Chief Financial Officer

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Navidea Biopharmaceuticals, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated:	February 20, 2015

/s/ Mark Nordlicht
     Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Daniel Mandelbaum
                           Daniel Mandelbaum,
            Chief Financial Officer

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Daniel Mandelbaum
                           Daniel Mandelbaum,
            Chief Financial Officer

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Daniel Mandelbaum
            Daniel Mandelbaum,
            Chief Financial Officer

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By: /s/ Daniel Mandelbaum
            Daniel Mandelbaum,
            Chief Financial Officer